POLICY COVER SHEET
Job Name: XP3312I                            Print Date and Time: 05/16/08 12:28
File Number: O617O
Business Center/
Original Business Unit:
Policy Number:                               483PB0846
Name of insured:                             Touchstone Investment Trust
Agency Number:                               0502386
Department or Expense Center:
Underwriter: 0                               Underwriting Team:
Data Entry Person:                           PEDEN,KATHRYN
Date and Time:                               05/16/08 00:00 001
Special Instructions
Policy Commencement Date: 04/01/08

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT
THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR          EDITION  CO               STATE              TRANS DATE
* MEL1697         03.05    1                OH                 2008-04-01*
* MEL2576         03.05    1                OH                 2008-04-01*
* MEL2899         05.05    1                OH                 2008-04-01*
* MEL3810         12.05    1                OH                 2008-04-01*
* MEL3811         12.05    1                OH                 2008-04-01*
* MEL3983         02.06    1                OH                 2008-04-01*
* MEL4164         04.06    1                OH                 2008-04-01*
* MEL4211         05.06    1                OH                 2008-04-01*
* MEL4212         05.06    1                OH                 2008-04-01*
* MEL4276         05.06    1                OH                 2008-04-01*
* MEL4842         01.07    1                OH                 2008-04-01*
* ND059           11.06    1                OH                 2008-04-01*

POLICY FORM LIST

Here's a list of all forms included in your policy, on the date shown below.. These forms are listed in the same order as they appear in your policy.

Title                                                Form Number    Edition Date

Policy Form List                                      40705             05-84
Investment Company Blanket Bond
- Declarations                                        ICB001            07-04
Investment Company Blanket Bond
- Insuring Agreements                                 ICB005            07-04
Named Insured Endorsement                             ICB010            07-04
Computer Systems                                      ICB011            07-04
Unauthorized Signatures                               ICB012            07-04
Telefacsimile Transactions                            ICB013            07-04
Voice-Initiated Transactions                          ICB014            07-04
Definition of Investment Company                      ICB016            07-04
Automated Phone Systems                               ICB019            07-04
Add Exclusions (n) & (o)                              ICB026            07-04
ERISA Rider                                           ICB030            07-04
Worldwide Coverage - Counterfiet Currency             ICB031            07-04
Facsimile Signatures                                  ICB034            07-04
Best Efforts Notice of Cancellation                   ICB036            07-04
- NASD and/or Other Associations
Non-Cancellation Except For Non-Payment               MEL1697           03-05
Of Premium Amend Insuring Agreement A
- Fidelity - Remove "Manifest"                        MEL2576           03-05
Amend Definition Of Employee                          MEL2899           05-05
Comuter Virus Insuring Agreement                      MEL3810           12-05
amend Insuring Agreement (A) Fidelity                 MEL3811           12-05
Non-Accumulation Endorsement                          MEL3983           02-06
Amend Insuring Agreement A. Fidelity To               MEL4164           04-06
Include Restoration Costs Of Electronic
Information
Add Registered Representatives With                   MEL4211           05-06
Aggregate Limit of Liability
Malicious Destruction Of Data Or Programs             MEL4212           05-06
Endorsement
Amend Insuring Agreement ( )-                         MEL4276           05-06
Cliams Expense
Amend Section 13 - Termination                        MEL4842           01-07

Name of Insured Policy Number 483PB0846               Effective Date 04/01/08

Touchstone Investment Trust Processing Date 05/16/08 00:00 001

TRAVELERS [LOGO]

                        INVESTMENT COMPANY BLANKET BOND

                   St. Paul Fire and Marine Insurance Company

                         St. Paul, Minnesota 55102-1396
             (A Stock Insurance Company, herein called Underwriter)

DECLARATIONS                                                  BOND NO. 483PB0846

Item 1. Name of Insured (herein called Insured):

      Touchstone Investment Trust
      Principal Address:
      400 Broadway
      Cincinnati, OH 45202

--------------------------------------------------------------------------------
Item 2. Bond Period from 12:01 a.m. on 04/01/08 to 12:01 a.m. on 04/01/09 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
--------------------------------------------------------------------------------

Item 3. Limit of Liability
        Subject to Sections 9, 10, and 12 hereof:

                                                          Limit of    Deductible
                                                          Liability     Amount
Insuring Agreement A - FIDELITY                          $10,000,000   $100,000
Insuring Agreement B - AUDIT EXPENSE                     $50,000       $0
Insuring Agreement C - PREMISES                          $10,000,000   $100,000
Insuring Agreement D - TRANSIT                           $10,000,000   $100,000
Insuring Agreement E - FORGERY OR ALTERATION             $10,000,000   $100,000
Insuring Agreement F - SECURITIES                        $10,000,000   $100,000
Insuring Agreement G - COUNTERFEIT CURRENCY              $10,000,000   $100,000
Insuring Agreement H - STOP PAYMENT                      $100,000      $5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT    $100,000      $5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J-Computer Systems, Insuring Agreement K-Unauthorized Signature, Insuring Agreement L-Telefacsimile Transactions, Insuring Agreement M-Voice Initiated Transactions, Insuring Agreement N-Automated Phone Systems, Insuring Agreement O-Facsimile Signatures, Insurinig Agreement P-Computer Virus, Insuring Agreement Q-Malicious Destruction of Data or Programs, Insuring Agreement R - Claims Expense

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

--------------------------------------------------------------------------------
Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

ICB001 Rev. 7/04
(C) 2004 The Travelers Companies, Inc.                               Page 1 of 2

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB005-07/04, ICB010-07/04, ICB011-07/04, ICB012-07/04, ICB013-07/04,
ICB014-07/04, ICB016-07/04, ICB019-07/04, ICB019-07/04, ICB026-07/04,
ICB030-07/04, ICB031-07/04, ICB032-07/04, ICB034-07/04, ICB036-07/04,
MEL1697-03/05, MEL2899-05/05, MEL3810-12/05, MEL3811-12/05, MEL3983-02/06,
MEL4164-04/06, MEL4211-05/06, MEL4212-05/06, MEL4276-05/06, MEL4842-01/07

--------------------------------------------------------------------------------
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 483BD0150 such termination or cancellation to be effective as of the time this bond becomes effective.

================================================================================
IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:                        ST. PAUL FIRE AND MARINE INSURANCE COMPANY


---------------------------------------------------
Authorized Representative       Countersigned At


-----------------------------------
Countersignature Date

/s/Bruce Backberg,
Secretary

/s/Brian MacLean,
President

ICB001 Rev. 7/04
(C) 2004 The Travelers Companies, Inc.                               Page 2 of 2

                        INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

                              INSURING AGREEMENTS

(A)   FIDELITY

      Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

      Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

      (a)   to cause the Insured to sustain such loss; and

      (b) to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)   AUDIT EXPENSE

      Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)   ON PREMISES

      Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

                              Office and Equipment

      (1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

      (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

(D)   IN TRANSIT


ICB005 Ed. 7-04                     1 of 12
(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

      Loss of  Property  (occurring  with or  without  negligence  or  violence)
      through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)   FORGERY 0R ALTERATION

      Loss through Forgery or alteration of or on:

      (1) any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

      (2) other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

            (a)   customer of the Insured, or

            (b) shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or

            (c)   financial or banking institution or stockbroker,

            but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

      (3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

            Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

            Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)   SECURITIES

      Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

      (1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

            (a)   counterfeited, or

            (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

            (c)   raised or otherwise altered, or lost, or stolen, or

      (2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,


ICB005 Ed. 7-04                     2 of 12
(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
            assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

      Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

      The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

      Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G)   COUNTERFEIT CURRENCY

      Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.

(H)   STOP PAYMENT

      Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

            For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

            For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)   UNCOLLECTIBLE ITEMS OF DEPOSIT

      Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's, or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

      Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

      This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

                               GENERAL AGREEMENTS

A.    ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION OR MERGER - NOTICE

      (1) If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

      (2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically


ICB005 Ed. 7-04                     3 of 12
(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
            from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.    WARRANTY

      No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.    COURT COSTS AND ATTORNEYS' FEES

      (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

      The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

      (1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

      (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

      (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

      The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

      If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.    FORMER EMPLOYEE

      Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

                 THE FOREGOING INSURING AGREEMENTS AND GENERAL
                    AGREEMENTS ARE SUBJECT TO THE FOLLOWING
                          CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have the respective meanings stated in this Section:

(a)   "Employee" means:

      (1)   any of the Insured's officers, partners, or employees, and

      (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and


ICB005 Ed. 7-04                     4 of 12
(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

      (3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

      (4) guest students pursuing their studies or duties in any of the Insured's offices, and

      (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

      (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

      (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and

      (8) those persons so designated in Section 15, Central Handling of Securities, and

      (9)   any officer, partner, or Employee of:

            (a)   an investment advisor,

            (b)   an underwriter (distributor),

            (c)   a transfer agent or shareholder accounting record-keeper, or

            (d) an administrator authorized by written agreement to keep financial and/or other required records,

      for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

      Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

      Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not


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      include  the signing of one's own name with or without  authority,  in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS THIS BOND, DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A),
      (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)   loss resulting from any violation by the Insured or by any Employee:

      (1)   of law regulating (a) the issuance,  purchase or sale of securities,
            (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

      (2)   of any rule or regulation made pursuant to any such law.

      unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company,
      (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat:

      (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

      (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).


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(k)   all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

      Discovery occurs when the Insured:

      (a)   becomes aware of facts, or

      (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges


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immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

in case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the
Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

      (a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

      (b) any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or


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      (c)   all wrongful acts,  other than those  specified in (a) above, of any one person shall be deemed to be one loss, or

      (d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

      (e)   any one casualty or event other than those  specified  in (a),  (b),
            (c) or (d) preceding, shall be deemed to be one loss, and

            shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b),
(c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.


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The  Underwriter  shall refund the unearned  premium  computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

      This Bond shall terminate:

      (a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

      (b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

      (c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwrite, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

      (a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

      (b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words  "Employee" and  'Employees"  shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder


ICB005 Ed. 7-04                     10 of 12
(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

      (a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

      (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

      (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

      (d) knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of
            Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

      (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a)
(9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

      (a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

      (b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

      (c)   the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION


ICB005 Ed. 7-04                     11 of 12
(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter.. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.


ICB005 Ed. 7-04                     12 of 12
(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      Touchstone Investment Trust:
            Touchstone High Yield Fund
            Touchstone Core Bond Fund
            Touchstone Money Market Fund
            Touchstone U.S. Government Money Market Fund
            Touchstone Institutional Money Market Fund

      Touchstone Strategic Trust:
            Touchstone Mid Cap Growth Fund
            Touchstone Large Cap Core Equity Fund (FKA Touchstone  Enhanced 30
            Fund)
            Touchstone Large Cap Growth Fund
            Touchstone Growth Opportunities Fund
            Touchstone Small Cap Growth Fund
            Touchstone Micro Cap Growth Fund
            Touchstone Diversified Small Cap Growth Fund
            Touchstone Large Cap Value Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      Touchstone Tax-Free Trust:
            Touchstone Ohio Insured Tax-Free Fund
            Touchstone Tax-Free Money Market Fund
            Touchstone Ohio Tax-Free Money Market Fund
            Touchstone Florida Tax-Free Money Market Fund

      Touchstone Variable Series Trust:
            Touchstone Growth and Income Fund
            Touchstone Core Bond Fund
            Touchstone Mid Cap Growth Fund
            Touchstone Balanced Fund
            Touchstone Money Market Fund
            Touchstone Value Plus Fund
            Touchstone Baron Small Cap Fund
            Touchstone High Yield Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      Touchstone Variable Series Trust:
            Touchstone Large Cap Core Equity Fund
            Touchstone Third Avenue Value Fund
            Touchstone Eagle Capital Apprecition Fund
            Touchstone Conservative ETF Fund
            Touchstone Moderate ETF Fund
            Touchstone Aggressive ETF Fund
            Touchstone Enhanced ETF Fund

      Touchstone Funds Group Trust:
            Touchstone Mid Cap Fund
            Touchstone Value Opportuniites Fund
            Touchstone Diversified Small Cap Value Fund
            Touchstone International Equity Fund
            Touchstone Diversified Growth Fund
            Touchstone Diversified Value Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      Touchstone Funds Group Trust:
            Touchstone Family Heritage Fund
            Touchstone Small Cap Fund
            Touchstone Sands Capital Select Growth Fund
            Touchstone Strategic Value and High Income Fund Touchstone Healthcare & Biotechnology Fund Touchstone Small Cap Value Opportunities Fund Touchstone Ultra Short Duration Fixed Income Fund Touchstone Short Duration Fixed Income Fund Touchstone Clover Core Fixed Income Fund Touchstone Pitcairn Taxable Bond Fund
            Touchstone Tax-Exempt Bond Fund
            Touchstone Premium Yield Equity Fund
            Touchstone HLAM Large Cap Quality Stock Fund
            Touchstone Pitcairn Select Value Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      Touchstone Institutional Funds Trust FKA Constellation Institutional Portfolios (CIP) Trust :
            JSAM Large Cap Value Fund
            JSAM Institutional Value Fund
            Sands Capital Institutional Growth

      Touchstone Investment Trust and all corresponding portfolio companies.

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                                Computer Systems

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

            INSURING AGREEMENT J COMPUTER SYSTEMS

      Loss resulting directly from a fraudulent

      (1)   entry of data into, or

      (2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

            (a)   Property to be transferred, paid or delivered,

            (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

            (c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

                  (i)   cause the Insured to sustain a loss, and

                  (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

                                    SCHEDULE

All systems utilized by the Insured

2.    As used in this Rider, Computer System means

            (a)   computers  with  related  peripheral   components,   including
                  storage components, wherever located,

            (b)   systems and applications software,

            (c)   terminal devices, and

            (d)   related communication networks

      by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

            (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and


ICB011 Ed. 7-04                   Page 1 of 2
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

            (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.

4.    The  following  portions of the attached  bond are not  applicable to this
      Rider:

            (a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond Period";

            (b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and Limitations; and

            (c)   Section  10  LIMIT  OF   LIABILITY  of  the   Conditions   and
                  Limitations.

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Ten Million Dollars ($10,000,000 ), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

      (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

      (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

      The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB011 Ed. 7-04                   Page 2 of 2
(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                            Unauthorized Signatures

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

                  INSURING AGREEMENT K UNAUTHORIZED SIGNATURE

      (A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

      (B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The total liability of the Underwriter under Insuring Agreement K is limited to the sum of One Million Dollars ($1,000,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3. With respect to coverage afforded under this Rider, the Deductible Amount shall be One Hundred Thousand Dollars ($100,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB012 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                           Telefacsimile Transactions

It is agreed that:

1. The attached Bond is amended by adding an additional Insuring Agreement as follows:

      INSURING AGREEMENT L TELEFACSIMILE TRANSACTIONS

      Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

      a.    "Telefacsimile   System"   means  a  system  of   transmitting   and
            reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.

      b. "Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.

      c. "Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.

      d.    "Fax  Election"  means  any  election  concerning  dividend  options
            available  to  Fund  shareholders   which  is  requested  through  a
            Telefacsimile System.

      e. "Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.

      f. "Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.

      g.    "Designated Fax Procedures" means the following procedures:

            (1) Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months. Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.

            (2) Identity Test: The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

ICB013 Ed. 7-04                   Page 1 of 2
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

            (3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.

            (4) Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

      i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

      j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

      a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

      b.    Any loss resulting from:

            (1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

            (2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder
                  (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

            (3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or

            (4) The intentional failure to adhere to one or more Designated Fax Procedures; or

            (5)   The failure to pay for shares attempted to be purchased.

4. The Single Loss Limit of Liability under Insuring Agreement L is limited to the sum of Ten Million Dollars ($10,000,000 ) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5. With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is One Hundred Thousand Dollars ($100,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB013 Ed. 7-04                   Page 2 of 2
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                          Voice Initiated Transactions

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

            INSURING AGREEMENT M - VOICE-INITIATED TRANSACTIONS

      Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

      a.    "Voice-initiated  Transaction" means any Voice-initiated Redemption,
            Voice-initiated     Election,     Voice-initiated    Exchange,    or
            Voice-initiated Purchase.

      b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

      c. "Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

      d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

      e. "Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

      f.    "Designated Procedures" means the following procedures:

            (1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

            (2) Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.

            (3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

ICB014 Ed. 7-04                   Page 1 of 2
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

      g.    "Investment   Company"  or  "Fund"  means  an   investment   company
            registered under the Investment Company Act of 1940.

      h. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

      i. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

      a. Any loss covered under Insuring Agreement A, "Fidelity, " of this Bond; and

      b.    Any loss resulting from:

            (1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

            (2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

            (3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or
                  (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or

            (4) The intentional failure to adhere to one or more Designated Procedures; or

            (5)   The failure to pay for shares attempted to be purchased; or

            (6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4. The total liability of the Underwriter under Insuring Agreement M is limited to the sum of Ten Million Dollars ($10,000,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5. With respect to coverage afforded under this Rider the applicable Deductible Amount is One Hundred Thousand Dollars ($100,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB014 Ed. 7-04                   Page 2 of 2
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                        Definition of Investment Company

It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

      (f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB016 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                            Automated Phone Systems

1. The attached Bond is amended by adding an additional Insuring greement as follows:

            INSURING AGREEMENT N - AUTOMATED PHONE SYSTEMS ("APS")

      Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

      a. "Automated Phone Systems" or "APS" means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a Computer System or part thereof.

      b. "APS Transaction" means any APS Redemption, APS Election, APS Exchange, or PAS Purchase.

      c. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

      d. "APS Election" means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

      e. "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

      f. "APS Purchase" means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

      g.    "APS Designated Procedures" means the following procedures:

            (1) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records shall be retained for at least six months. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

            (2) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of an identification number consisting of at least four characters.

            (3) Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to effect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

ICB019 Ed. 7-04                   Page 1 of 2
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

            (4) Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but not later than five (5) business days following such APS Transaction.

            (5) Access to APS Equipment: Physical access to APS equipment shall be limited to duly authorized personnel.

      h. "Investment Company" or "Fund" means a investment company registered under the Investment Company Act of 1940.

      i. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

      j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Exclusion: It is further understood and agreed that this Insuring Agreement shall not cover:

      a.    Any loss covered under  Insuring  Agreement A,  "Fidelity",  of this
            Bond: and

      b.    Any loss resulting from:

            (1) Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

            (2) Any APS Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder
                  (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

            (3) Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than one (1) day prior to such redemption; or

            (4)   The failure to pay for shares attempted to be purchased, or

            (5)   The  intentional   failure  to  adhere  to  one  or  more  APS
                  Designated Procedures.

4. The total liability of the Underwriter under Insuring Agreement N is limited to the sum of Ten Million Dollars ($10,000,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendments thereof.

5. With respect to coverage afforded under this Rider, the applicable Deductible Amount is One Hundred Thous. Dollars ($100,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB019 Ed. 7-04                   Page 2 of 2
(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                            Add Exclusions (n) & (o)

It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

      (n) loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

      (o) the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB026 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                                  ERISA Rider

It is agreed that:

1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.

2. If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB030 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                   Worldwide Coverage - Counterfeit Currency

It is agreed that:

1. Insuring Agreement (G) Counterfeit Currency, is hereby amended by deleting the words:

      "of the United States of America or Canada", and substituting "of any country in the world."

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB031 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 Attached to and Forming    Date Endorsement or   * Effective Date of Endorsement or Rider
part of Bond Or Policy No.    Rider Executed
       483PB0846                04/01/08          04/01/08
                                                                           12:01 A.M. Standard Time as
                                                                           Specified in the Bond or Policy
----------------------------------------------------------------------------------------------------------
* ISSUED TO

TOUCHSTONE INVESTMENT TRUST
----------------------------------------------------------------------------------------------------------

             Amend Section 4. - Loss-Notice-Proof-Legal Proceedings

It is agreed that:

      1.    The  second   sentence   of   Section   4.   Loss-Notice-Proof-Legal
            Proceedings is deleted and replaced with:

"At the earliest practical moment, not to exceed 90 days after discovery of any loss hereunder by the General Counsel - Donald Wuebbling, VP and Auditor - Phillip King or Director of Risk Management - John Musgrove or their successors of the Insured, the first Named Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmation proof of loss with full particulars.


Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

ICB032 Ed. 7/04                   Page 1 of 1

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                              Facsimile Signatures

It is agreed that:

1. The attached bond is hereby amended by adding an additional Insuring Agreement O as follows:

      (X) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

      (a)   such facsimile signature is used on a document

            (1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

            (2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

      (b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

      (c) this Insuring Agreement (O ) shall not apply to any Certificated Securities which are Counterfeit.

2. Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (O ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB034 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. STANDARD TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

      Best Efforts Notice of Cancellation - NASD and/or other Associations

It is agreed that:

1.    The  Underwriter  will mark its records to  indicate  that the

      NASD and/or other associations

      is to be notified promptly concerning the cancellation or substantial modification of the attached Bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

ICB036 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

               NON-CANELLATION EXCEPT FOR NON-PAYMENT OF PREMIUM
                MEL1697 Ed. 3-05 - For use with ICB005 Ed. 7-04

It is agreed that:

1. The attached bond is non-cancelable by the Underwriter, except for non-payment of premium.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED
(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

           AMEND INSURING AGREEMENT A - FIDELITY - REMOVE "MANIFEST"
                MEL2576 Ed. 3-05 - For use with ICB005 Ed. 7-04

It is agreed that:

1. Insuring Agreement A. Fidelity is hereby amended by deleting the word "manifest" from the second paragraph of this Insuring Agreement.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED
(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
    PART OF POLICY NO.         RIDER EXECUTED                              12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                          AMEND DEFINITION OF EMPLOYEE
                MEL2899 Ed. 5/05 - For use with ICB005 Ed. 7/04

It is agreed that:

1. The following is added to Definition (a), Employee, of Section 1. - DEFINITIONS, of the CONDITIONS AND LIMITATIONS:

      A former employee of the Insured for a period of up to 60 days after such former employee's termination of employment with an Insured herunder

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                       COMPUTER VIRUS INSURING AGREEMENT
                          For use with ICB005 Ed. 7/04
                               MEL3810 Ed. 12/05

It is agreed that:

1.    The attached bond is amended by adding an additional Insuring Agreement
      (P        ) as follows:

INSURING AGREEMENT (P        ) - COMPUTER VIRUS

      A. Loss resulting from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of malicious destruction of or damage to the Insured's Electronic Data or Computer Programs, where such malicious destruction or damage is done with manifest intent to cause the Insured to sustain a loss, and such loss is due to a Computer Virus stored within the Insured's Computer System, or

      B. Loss resulting from the malicious destruction of or damage to the Insured's Electronic Data or Computer Programs, where such malicious destruction or damage is done with manifest intent to cause the Insured to sustain a loss, and such loss is the direct result of a Computer Virus stored within the Insured's Computer System.

      C. The liability of the Company under paragraph B above shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured. In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capacity.

2.    Definitions:

A. "Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it and which enable the computer or devices to receive, process, store or send Electronic Data.

B. "Computer System" includes a computer and all input, output, processing, storage and communication facilities which are connected to such computer. Off line media libraries are deemed to be part of a "Computer System."

C. "Computer Virus" means a computer program or similar instruction which was written or altered by a person other than an identifiable employee and incorporates a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which such program or instruction is used.

D. "Electronic Data" means facts or information converted to a form usable in a Computer System by Computer Programs which is stored on magnetic tape or disks, or optical storage disks or other bulk media.

E. "Insured's Computer System" means those Computer Systems operated by the Insured, which are either owned or leased by the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED

(C) 2005 The Travelers Companies, Inc.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                     AMEND INSURING AGREEMENT (A) FIDELITY
                          For use with ICB005 Ed. 7/04
                               MEL3811 Ed. 12/05

It is agreed that:

Insuring Agreement (A) FIDELITY is replaced with the following:

      (A) FIDELITY

      Loss (including loss of Property) resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees); provided, however, that this Insuring Agreement shall not apply to loss resulting from any Dishonest or Fraudulent Act or Theft committed by any Employee in the Insured's general securities business division.

      "Dishonest or Fraudulent Act" as used in this Insuring Agreement means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). "Dishonest or Fraudulent Act" does not include any reckless, negligent or grossly negligent act.

      "Theft" as used in this Insuring Agreement means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED
(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
    PART OF POLICY NO.        RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                          NON-ACCUMULATION ENDORSEMENT
               For use with ICB005 Ed. 7/04 and FIIC100 Ed. 02/06
                                MEL3983 Ed. 2/06

It is agreed that:

The liability of the Underwriter under this bond shall not be cumulative with amounts which may be recoverable under any one or more bonds written by Travelers with the policy #483PB0751, #483PB0842 .

The liability of the Underwriter for any loss payable under this bond and any other bond shall not exceed in the aggregate the largest applicable single limit of liability under any such bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED
(C) 2006 The Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

          AMEND INSURING AGREEMENT A. FIDELITY TO INCLUDE RESTORATION
                        COSTS OF ELECTRONIC INFORMATION
                          For use with ICB005 Ed. 7/04
                                MEL4164 Ed. 4/06

It is agreed that:

1.    The following subtitle is added to the INSURING AGREEMENTS under the title
      (A) FIDELITY:

      Coverage A - Employee Dishonesty

2.    The following section is added to INSURING AGREEMENT A. FIDELITY:

      Coverage B - Restoration Costs of Electronic Information

      Reasonable expenses incurred and/or fees paid by the Insured for the:

      (a) cost of computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to verify and substantially restore Electronic Computer Instructions to their previous level of operational capability; and

      (b) cost of labor for the actual transcription or copying of Electronic Data from source documents furnished by the Insured in order to reproduce such Electronic Data;

      that have been intentionally and fraudulently damaged or destroyed by an Employee while stored within the Insured's Computer or the Computer of its Electronic Data Processor or while recorded upon Electronic Data Processing Media within the offices or premises of the Insured, provided the Insured is the owner of the Electronic Information or is legally liable for such loss or damage and the Insured is unable to reproduce such Electronic Information from back-up copies.

3. SECTION 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS is amended by adding the following:

      (f)   With respect to Insuring Agreement (A) - Coverage B:

            (1) Computer means data processing equipment, communication lines (including telephone lines, coaxial cables, satellite, microwave, radio wave, or fiber optic transmission), data elements and program logic, located:

                  (a)   in an office of the Insured;

                  (b) at an Electronic Data Processor with whom the Insured has contracted for data processing services (including other financial institutions); or

                  (c) at an automated clearing house (including a Federal Reserve Bank), or other electronic communications system (including but not limited to Fedwire, Clearing House Interbank Payment System (CHIPS) and Society for Worldwide International Financial Telecommunication (SWIFT); whether owned or leased;

            (2) Electronic Computer Instructions means that subset of Electronic Information that contains the instructions and directions that a Computer uses to act upon or create Electronic Data;

(C) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

            (3) Electronic Data means that subset of Electronic Information containing facts or information but does not provide instructions or directions to a Computer and which is stored on Electronic Data Processing Media for use by Electronic Computer Instructions;

            (4) Electronic Data Processing Media means punched cards, magnetic tapes, punched tapes, optical disks, magnetic discs or other bulk media on which Electronic Data and Electronic Computer Instructions are recorded.

            (5) Electronic Data Processor means a natural person, partnership or corporation authorized by the Insured to perform services as a data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs). A Federal Reserve Bank or clearinghouse shall not be construed to be an Electronic Data Processor.

            (6) Electronic Information means any information that is directly usable by a Computer. This includes Electronic Data and Electronic Computer Instructions stored on punched cards, magnetic tapes, punched tapes, magnetic discs, optical disks or any other media directly accessible and usable by the Insured's Computer system.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED
             (C) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
    PART OF POLICY NO.         RIDER EXECUTED                              12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

        Add Registered Representatives With Aggregate Limit of Liability
                                MEL4211 Ed. 5-06
                          For use with ICB005 Ed. 7-04

It is agreed that:

1.    The attached  bond is amended by inserting  as an  additional  sub-part in
      Section 1(a), definition of Employee, the following:

      ( ) a person who is a registered representative or a registered principal associated with an insured except a:

            (i)   sole proprietor,

            (ii)  sole stockholder,

            (iii) director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

            (iv)  partner.

2. The following paragraph is added to Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability:

      Provided, however, that subject to the applicable Limit of Liability stated in Item 3. of the Declarations, the total liability of the Underwriter under this bond with respect to all loss involving any registered representative shall not exceed $15,000,000 for all losses discovered during the Bond Period shown in Item 2. of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED
(C) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

             Malicious Destruction of Data or Programs Endorsement
                                MEL4212 Ed. 5-06
                          For use with ICB005 Ed. 7-04

It is agreed that:

1.    The attached bond is amended by adding an Insuring Agreement as follows:

                 (Q ) MALICIOUS DESTRUCTION OF DATA OR PROGRAMS

      Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement of the attached bond (Endorsement ICB011 Ed. 7-04) if such destruction or damage was caused by an attack that permits unauthorized access or use of a Computer System used by or on behalf of the Insured.

      The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

      In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

2. The following definitions are added to, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS, but only as respects coverage provided under the Malicious Destruction of Data or Programs Endorsement.

      (Q) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

      (Q)   Computer System means:

            (i)   computers  with  related  peripheral   components,   including
                  storage components, wherever located;

            (ii)  systems and application software;

            (iii) terminal devices; and

            (iv)  related   communication    networks;

            by which data are electronically collected, transmitted, processed, stored and retrieved;

      (Q) Electronic Data means facts or information converted to a form usable in a Computer Systems by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

(C) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

3.    Item 3. of the Declarations is amended by adding the following:

                                                     Limit of        Deductible
                                                     Liability         Amount

Insuring Agreement Q - MALICIOUS DESTRUCTION
                       OF DATA OR PROGRAMS           $10,000,000     $100,000

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED
             (C) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
    PART OF POLICY NO.        RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                 AMEND INSURING AGREEMENT (R ) - CLAIMS EXPENSE
                  For use with Investment Company Blanket Bond
                                MEL4276 Ed. 5/06

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT (R ) - CLAIMS EXPENSE

1. Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under Insuring Agreement (A), which loss exceeds the Deductible Amount applicable to Insuring Agreement (A).

2.    The following is added to Item 3. of the Declarations, Limit of Liability:

      Insuring Agreement R - CLAIMS EXPENSE          Limit of        Deductible
                                                     Liability         Amount
                                                     $100,000        $0

3.    Section 2. EXCLUSIONS, paragraph K. is replaced with the following:

      (k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement
            (B) or Insuring Agreement R - CLAIMS EXPENSE.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED
(C) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                04/01/2008        04/01/2008
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                        CURRENT EMPLOYMENT REINSTATEMENT
(For use with Investment Company Blanket Bond St. Paul Form ICB005 Rev. 7/2004)
                                MEL4442 Ed. 7-06

The  following  is  added to  Section  13.  TERMINATION  of the  CONDITIONS  AND
LIMITATIONS:

It is agreed that with respect to any Employee for whom this Bond is terminated as a result of any partner, officer or supervisory Employee of the Insured learning of any dishonest or fraudulent act(s), the Underwriter agrees to fully reinstate coverage automatically, without specific submission or approval if:

      1.    The   Employee's   department   recommends   that  the  Employee  be
            reinstated, and

      2.    Such  recommendation is approved by the Insured's Insurance and Risk
            Management  or  Human  Resources/Personnel   Departments,  or  their
            equivalents, and

      3. The dishonest or fraudulent act(s) resulted in a loss of less than $20,000 or toook place more than three (3) years prior to the date of knowledge of such act(s) by any partner, officer or supervisory Employee of the Insured.

The Insured agrees to keep full written records concerning the above, to be available to the Underwriter upon request with all approvals signed and dated by the approving persons concerned.

The above provision shall not apply if such dishonest or fraudulent act(s) occurred in the course of, or in connection with, the Employee's current or prior employment with the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

(C) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

----------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR   * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.    RIDER EXECUTED                               12:01 A.M. LOCAL TIME AS
                                                                           SPECIFIED IN THE BOND OR POLICY
       483PB0846                05/20/08          04/01/08
----------------------------------------------------------------------------------------------------------
* ISSUED TO

Touchstone Investment Trust
----------------------------------------------------------------------------------------------------------

                         AMEND SECTION 13 - TERMINATION
         For use with Investment Company Blanket Bond ICB005, Ed. 7/04
                                MEL4842 Ed. 1/07

It is agreed that:

The  fourth  paragraph  of  Section  13.   TERMINATION  of  the  CONDITIONS  AND
LIMITATIONS is replaced with the following:

      This Bond shall terminate:

      (a)   as to any Employee as soon as

            General Counsel/Donald Wuebbling, VP & Auditor/Phillip King, Director of Risk Mangement/John Musgrove or their successors shall learn of any dishonest or fraudulent act(s) involving Property valued at greater than US $20,000 (Twenty thousand dollars ), including Larceny or Embezzlement, on the part of such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

      (b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

      (c) as to any person who is a partner, officer or employee of any Electronic Data Processor covered under this bond as soon as General Counsel/Donald Wuebbling, VP & Auditor/Phillip King, Director of Risk Mangement/John Musgrove or their successors shall have knowledge or information that such person has committed any dishonest or fraudulent act(s) involving Property valued at greater than US $20,000 (Twenty thousand dollars ), including Larceny or Embezzlement, in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                                By
                                                   -----------------------------
                                                     Authorized Representative

                                    INSURED
(C) 2007 The St. Paul Travelers Companies, Inc. All Rights Reserved

          IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND044 Rev. 1-08                                                      Page 1 of 1

[LOGO] TRAVELERS

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS
--------------------------------------------------------------

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost.

Prompt reporting:

      o     better protects the interests of all parties;

      o     helps Travelers to try to resolve losses or claims more quickly; and

      o often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

--------------------------------------------------------------------------------
                                      FAX
--------------------------------------------------------------------------------

 Use this number to report a loss, claim, or potential claim by fax toll free.

                                 1-888-460-6622

--------------------------------------------------------------------------------
                                    US MAIL
--------------------------------------------------------------------------------

   Use this address to report a loss, claim, or potential claim by U S Mail.

                           Bond-FPS Claims Department
                                   Travelers
                                Mail Code NB08F
                             385 Washington Street
                          Saint Paul, Minnesota 55102

--------------------------------------------------------------------------------
                                     EMAIL
--------------------------------------------------------------------------------

     Use this address to report a loss, claim, or potential claim by email.

                        Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Ed. 11-06                       -1-
(C) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

DELIVERY INVOICE                                                     The St Paul

--------------------------------------------------------------------------------
Company: St Paul Fire and Marine Insurance Company
--------------------------------------------------------------------------------

INSURED

Touchstone Investment Trust           Policy  Inception/Effective Date: 04/01/08
303 BROADWAY                          Agency Number: 0502386
CINCINNATI OH 45202                   AON FINANCIAL SERVICES
                                      Transaction Type:
                                      Renewal of 483BD0150
                                      Transaction number: 001
                                      Processing date: 04/14/2008
                                      Policy Number: 483PB0846
--------------------------------------

AGENT

AON FINANCIAL SERVICES
4100 E. MISSISSIPPI AVE SUITE 1300
DENVER, CO 80246

--------------------------------------------------------------------------------
Policy      Description                                 Amount   Surtax/
Number                                                           Surcharge
--------------------------------------------------------------------------------
483PB0846   Investment Company Blanket Bond             $7839

            Policy Period: 04/01/2008 - 04/01/2009


--------------------------------------------------------------------------------
40724 Ed.12-90 Printed in U.S.A.  INSURED COPY                            Page 1

                              ALLOCATION AGREEMENT

      AGREEMENT made as of this 1st day of April 2008, by and among Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Strategic Trust, Touchstone Variable Series Trust, Touchstone Funds Group Trust and Touchstone Institutional Funds Trust (collectively, the "Funds"), all open-end investment companies registered under the Investment Company Act of 1940.

      WHEREAS, pursuant to the requirements of Rule 17g-1 under the Investment Company Act of 1940 ("Rule 17g-1"), the Funds are required to maintain a fidelity bond against larceny and embezzlement, covering certain of their officers and employees; and

      WHEREAS, Rule 17g-1 provides that where the shares of two or more investment companies are distributed by the same person, such investment companies may enter into a joint fidelity bond with each other (a "Joint Insured Bond"); and

      WHEREAS, the Funds have entered into such a Joint Insured Bond with St. Paul Fire and Marine Insurance Company in accordance with Rule 17g-1 (such Joint Insured Bond as it is currently constituted and as it may be amended from time to time being hereinafter referred to as the "Bond"); and

      WHEREAS, Rule 17g-1 provides that the amount of insurance coverage under a Joint Insured Bond shall be at least equal to the sum of the total amount of coverage which each party to such bond would have been required under Rule 17g-1 to provide and maintain individually; and

      WHEREAS, the Funds desire to provide for: (1) the method by which the amount of coverage provided under the Bond will be determined from time to time and (2) an equitable and proportionate allocation of any proceeds received under the Bond in the event that two or more of the Funds suffer loss and consequently are entitled to recover under the Bond;

      NOW THEREFORE, in consideration of the mutual covenants and agreements herein set forth, the Funds agree as follows:

I.    Definitions.

            A. Minimum Coverage Requirement - the minimum amount of insurance coverage required to be maintained on a current basis by each of the Funds, such amount being based upon their respective gross assets and being determined as of the close of the most recent fiscal quarter in accordance with the table set forth in paragraph (d) of Rule 17g-1 as it may from time to time be amended by the Securities and Exchange Commission.

            B. Fidelity Coverage - the total amount of coverage provided under the Bond.

            C. Actual Loss - the total amount of pecuniary loss suffered by a Fund under circumstances covered by the terms of the Bond without regard to whether the amount of Fidelity Coverage is sufficient to enable such Fund to recover the total amount of such pecuniary loss.

            D. Excess Coverage - the amount by which the Fidelity Coverage exceeds the amount of the combined Minimum Coverage Requirements of the Funds suffering Actual Loss.

II.   The Amount of the Bond

            It shall be the intent of the Funds that the amount of the Fidelity Coverage at all times shall be at least equal to the amount of the combined Minimum Coverage Requirements of the Funds.

III.  Allocation of Recovery Under the Bond

            In the event Actual Loss is suffered by any two or more of the Funds, any recovery under the Bond will be allocated among such Funds in the following manner:

            a. If the Fidelity Coverage exceeds or is equal to the amount of the combined Actual Losses of the Funds suffering Actual Loss, then each such Fund shall be entitled to recover the amount of its Actual Loss.

            b. If the amount of Actual Loss of each Fund suffering Actual Loss exceeds its Minimum Coverage Requirement and the amount of the Funds' combined Actual Losses exceeds the Fidelity Coverage, then each Fund shall be entitled to recover (i) its Minimum Coverage Requirement, and (ii) to the extent there exists Excess Coverage, the proportion of the Excess Coverage which its Minimum Coverage Requirement bears to the amount of the combined Minimum Coverage Requirements of the Funds suffering Actual Loss; provided, however, that if the Actual Loss of any of such Funds is less than the sum of (i) and (ii) of this subpart (b), then such difference shall be recoverable by the other Funds in proportion to their relative Minimum Coverage Requirements.

            c. If (i) the amount of Actual Loss suffered by any Fund is less than or equal to its Minimum Coverage Requirement, (ii) the amount of Actual Loss of the other Funds exceeds its or their Minimum Coverage Requirement(s) and
(iii) the amount of the combined Actual Losses of the Funds exceeds the Fidelity Coverage, then any Fund which has suffered an amount of Actual Loss less than or equal to its Minimum Coverage Requirement shall be entitled to recover its Actual Loss. If only one other Fund has suffered Actual Loss, it shall be entitled to recover the amount of the Fidelity Coverage remaining. If more than one other Fund has suffered Actual Loss in excess of the remaining coverage, they shall allocate such remaining coverage in accordance with Section III(b) of this Agreement.

      IN WITNESS WHEREOF, the Funds have executed this Agreement on the date above mentioned.

TOUCHSTONE INVESTMENT TRUST                 TOUCHSTONE TAX-FREE TRUST


By: /s/ William A. Dent                     By: /s/ William A. Dent
   -----------------------                      -----------------------

TOUCHSTONE STRATEGIC TRUST                  TOUCHSTONE VARIABLE SERIES TRUST


By: /s/ William A. Dent                     By: /s/ William A. Dent
   -----------------------                      -----------------------

TOUCHSTONE FUNDS GROUP TRUST                TOUCHSTONE INSTITUTIONAL FUNDS TRUST

By: /s/ William A. Dent                     By: /s/ William A. Dent
   -----------------------                      -----------------------

                                   RESOLUTION

      The undersigned hereby certifies that he is the duly elected Secretary of Touchstone Investment Trust, Touchstone Funds Group Trust, Touchstone Strategic Trust, Touchstone Tax-Free Trust, Touchstone Variable Series Trust and Touchstone Institutional Funds Trust (the "Trusts") and that the Board of Trustees of the Trusts, including a majority of the Trustees who are not "interested persons," adopted the following resolutions at a meeting on May 15, 2008 at which a quorum was present:

      "RESOLVED, that the amount, type, form and coverage of St. Paul Fire & Marine Insurance Company Policy No. 483PB0846 (the `Fidelity Bond') are reasonable and the Fidelity Bond be, and it hereby is, ratified and approved; and

      FURTHER RESOLVED, that the portion of the premium for the Fidelity Bond to be paid by each series of Touchstone Investment Trust, Touchstone Funds Group Trust, Touchstone Strategic Trust, Touchstone Tax-Free Trust, Touchstone Variable Series Trust and Touchstone Institutional Funds Trust be, and it hereby is, approved as presented by management, taking into consideration, among other things, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium for the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each series is less than the premium the series would have paid if the series had provided and maintained a single insured bond; and

      FURTHER RESOLVED, that the Allocation Agreement presented at this meeting be, and it hereby is, approved as the joint insured agreement required by paragraph (f) of Rule 17g-1; and

      FURTHER RESOLVED, that the Secretary or any Assistant Secretary of the Trusts be, and hereby is, designated as the person who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1; and

      FURTHER RESOLVED, that the officers of the Trusts be, and they hereby are, authorized to take any and all other actions required to effect these resolutions."

      Witness my hand this 12th day of June 2008

                                            /s/ Jay S. Fitton
                                            ------------------------
                                            Jay S. Fitton, Secretary